CUSIP NO. 913543104                  13G                       Page 1 of 4 Pages




                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b) (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)



                         UNIVERSAL FOREST PRODUCTS, INC.
-------------------------------------------------------------------------------

                                (Name of Issuer)



                                  Common Stock
-------------------------------------------------------------------------------

                         (Title of Class of Securities)



                                    913543104
         --------------------------------------------------------------

                                 (CUSIP Number)


                                 March 30, 1998
            (Date of Event Which Requires Filing of this Statement)
--------------------------------------------------------------------------------


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|      Rule 13d-1(b)
         |X|      Rule 13d-1(c)
         |_|      Rule 13d-1(d)


                       (Continued on the following pages)

                                Page 1 of 4 Pages

CUSIP NO. 913543104                 13G                        Page 2 of 4 Pages


1.       NAME OF REPORTING PERSON

         Carroll M. Shoffner

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |X|

3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

                                    5.      SOLE VOTING POWER

   NUMBER OF                                1,996,500
      SHARES
 BENEFICIALLY                       6.      SHARED VOTING POWER
    OWNED BY
       EACH                                 0
   REPORTING
      PERSON                        7.      SOLE DISPOSITIVE POWER
        WITH
                                            1,996,500

                                    8.      SHARED DISPOSITIVE POWER

                                            0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,996,500 shares

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*
                                                                             |-|
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         1,996,500 divided by 20,576,822 = 9.70%

12.      TYPE OF REPORTING PERSON*

         IN

CUSIP NO. 913543104                 13G                        Page 3 of 4 Pages


Item 1(a)         Name of Issuer:

                  Universal Forest Products, Inc.

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  2801 East Beltline, NE
                  Grand Rapids, Michigan 49505

Item 2(a)         Name of Person Filing:

                  Carroll M. Shoffner

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  Carroll M. Shoffner           3063 Huffman Mill Road
                                                Burlington, North Carolina 27215

Item 2(c)         Citizenship:

                  United States of America

Item 2(d)         Title of Securities:

                  Common Stock

Item 2(e)         CUSIP Number:

                  913543104

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  Item 3(a)-(j) are not applicable.

                  If this statement is filed pursuant to Rule 13d-1(c), check
                  this box.   |X|

Item 4            Ownership:

                  Ownership details are disclosed in Items 5 through 8 on the coversheet preceding this portion of Schedule 13G.

CUSIP NO. 913543104                 13G                        Page 4 of 4 Pages

Item 5            Ownership of 5% or Less of a Class:

                  Not applicable.

Item 6            Ownership of More than 5% on Behalf of Another Person:

                  Not applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by Parent Holding
                  Company:

                  Not applicable.

Item 8            Identification and Classification of Members of the Group:

                  Not applicable.

Item 9            Notice of Dissolution of Group:

                  Not applicable.

Item 10           Certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


Signature:

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



Dated: April 30, 1998                                   /s/ Carroll M. Shoffner
                                                        Carroll M. Shoffner




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